CIBC ANNOUNCES AGREEMENT REGARDING MUTUAL FUND MARKET TIMING

TORONTO, July 20, 2005 — CIBC announced today that it has reached agreements with the U.S. Securities and Exchange Commission and the New York Attorney General’s Office regarding their investigations into CIBC’s activities on behalf of hedge funds that engaged in improper mutual fund market timing.

Under the agreements, CIBC will pay a penalty of US$25 million and disgorge US$100 million in relation to the financing and brokerage services provided to these hedge funds. CIBC previously established an accrual to cover these settlements.

“We are pleased to have settled this matter,” said John Hunkin, CIBC’s Chief Executive Officer. “We cooperated fully with these investigations. We have added policies and procedures to enhance our abilities to monitor and recognize such activities if they ever were to occur again.”

Mr. Hunkin added that CIBC had moved quickly to address this issue as soon as the company was made aware of the matter. CIBC discontinued financing hedge funds that engaged in market timing and dismissed several employees.

Contact: Rob McLeod (416) 980-3714